333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

October 18, 2022

Mr. Ruairi Regan
Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	NRI Real Estate Investment and Technology, Inc. (formerly known as NRI Real Token Inc.) Amended Registration Statement on Form 10 Filed July 20, 2022 File No. 000-56395

Dear Mr. Regan:

On behalf of our client, NRI Real Estate Investment and Technology, Inc., a Maryland corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated September 1, 2022, with respect to the Company’s Amendment No. 3 to the Registration Statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on July 20, 2022.

We have revised the Registration Statement in response to the Staff’s comments, and the Company is filing Amendment No. 4 to the Registration Statement on Form 10 (the “Amended Registration Statement”) concurrently with the submission of this letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

General

1.	Refer to your response to comment 1 and to comment 2 of our letter dated May 4, 2022. You state on page 59 that you intend to facilitate the trading of only the Security Tokens on the ATSs and that holders of untokenized shares of your common stock will not be able to trade their shares of common stock on the ATS. Please provide your analysis as to why this difference does not render the Security Tokens as a separate security from the uncertificated shares of common stock. Please also reconcile your statement on page 58 that “[t]here is no difference in the rights and obligations of stockholders of the company based on whether their shares are held in book-entry form with [y]our transfer agent . . . or in digital form as Security Tokens” with differing means of and restrictions on secondary transfer.

Additionally, your disclosure suggests that a share “represented” by the security token may be treated like book-entry shares in certain circumstances, such as with respect to the transfer agent’s books and records.  Please clarify your disclosure in this regard and, to the extent shares represented by security tokens may be treated like book-entry shares in some, but not all, circumstances, address this differing treatment in your analysis.

The Company has revised the Amended Registration Statement to provide that shares of common stock recorded in either book-entry or in digital form as Security Tokens will be eligible for trading on the Templum Markets ATS (“Templum”). The shares of common stock will trade as a single security on Templum regardless of whether the shares are recorded in the form of untokenized shares or Security Tokens. In the event that any shares are issued in certificated form, such certificates must be surrendered and reissued as book entry or Security Tokens prior to trading. Accordingly, there is no difference with respect to the ability to trade on Templum regardless of how the shares are evidenced.

NRI Real Estate Investment and Technology, Inc.

October 18, 2022

In addition, as noted in the Company’s response letter dated July 20, 2022, regardless of the form in which the common stock is recorded, the underlying security is the same as a matter of applicable Maryland law and the organizational documents of the Company. There is no difference in the rights and privileges of stockholders of the Company based on whether their shares of common stock are represented by physical certificates, held in book-entry only or recorded in digital form as Security Tokens, including with respect to voting rights, rights to dividends and other distributions, rights upon any sale, merger or liquidation of the Company, rights to elect and remove directors and information rights.

Of course, as the Staff has published (see e.g., Holding Your Securities – Get the Facts, March 4, 2003, available at https://www.sec.gov/reportspubs/investor-publications/investorpubsholdsechtm.html), there are potential advantages and disadvantages to investors of having securities recorded in various forms. That distinction is no different than stock listed on a national securities exchange that is held by an investor in the form of a physical stock certificate. In order to trade, or facilitate the settlement of a trade of, those shares of stock through an exchange, the investor is typically required to deposit the physical stock certificate with the issuer’s transfer agent or the investor’s broker-dealer. However, the stock itself does not become a separate security merely by changing the form in which it is held in order to trade the stock on an exchange or other marketplace. Again, all holders of common stock of the Company have the same right to elect whether to hold their shares of common stock in the form of Securities Tokens or book-entry form.

2.	Please provide us a detailed comparison of the life cycle of common stock issued in book-entry form as compared to crypto asset form, including issuance and transfers. In responding to this comment, please explain any differences in how the common stock is held (or custodied) and transferred, or in the rights of the stockholder (including in regard to any custodian), as well as the rights of the stockholder to transfer the common stock held in crypto asset form to an external wallet. Please also compare the control a stockholder has over the two forms, including who controls and holds the keys to the common stock held in crypto asset form and whether crypto assets are held in separate customer wallets or a single omnibus wallet by the custodian. Finally, please clarify what type of contractual relationship, if any, the purchaser of a security token has with the custodian, ATS or transfer agent.

The Transfer Agent is responsible for maintaining an official list of individual holder accounts (the “Master Holder File”) showing details for each holder. Under Rule 17Ad-6(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Transfer Agent also must accurately maintain a current Control Book that shows the total number of shares authorized and issued by the Company, and the total principal dollar amount (i.e. the total subscription proceeds) for each holder. Any electronic storage media that the Transfer Agent uses to store its records must:

●	ensure the security and integrity of the records by means of manual and automated controls that assure the authenticity and quality of the records, detect attempts to alter or remove the records, and provide means to recover altered, damaged, or lost records resulting from any cause;

●	externally label all removable units of storage media using a unique identifier; and

●	internally label each file with its unique name, the date and time of file creation, the date and time of last modification or extension, and a file sequence number when the file spans more than one volume.

The limited partnership units of the Operating Partnership issued pursuant to the Offering (the “OP Units”) are recorded and held in book entry form by the Transfer Agent. The initial book entry was established through the recordation of all OP Units at the completion of the Offering.

When a holder determines they wish to trade their security, they must (i) notify the Company and Transfer Agent in writing, or (ii) submit a request form and required information through the Company’s investor portal. The Company and Transfer Agent will record the conversion of OP Unit to book entry form of shares of common stock in the Company in the Master Holder File.

The holder must then open a brokerage account with Templum. Following approval of the trading account, Templum will notify the Transfer Agent. Templum’s brokerage account opening process includes establishing a qualified custodian account for the holder’s trading account.

NRI Real Estate Investment and Technology, Inc.

October 18, 2022

If the common stock being traded via Templum is in book entry form, Templum will facilitate the opening of a qualified securities custody “For Benefit Of” (“FBO”) account with DriveWealth, LLC, Templum’s securities custodian (“DriveWealth”). This account information is provided to the Transfer Agent, which associates the holder’s account and shares being traded with the corresponding Templum and DriveWealth accounts. The Transfer Agent submits the share information to Templum and DriveWealth via spreadsheet and forms to effect the deposit of shares with the qualified custodian for trading availability. The Transfer Agent then records the FBO account information and securities placed on deposit with the custodian as the control location of those securities as part of the holder’s ownership account in the Master Holder File.

If the common stock being traded via Templum is represented by Security Tokens, Templum will facilitate the creation of a qualified custodian account with the layer one custodian. Depending upon the custodial institution, a share of common stock represented by a Security Token may be held in a single omnibus wallet with discreet custodial asset ownership records being maintained by the custodian as independent sub-ledger records. The custodian may also hold the Security Token in a custodian wallet for each investor. This is a function of the custodian’s internal management infrastructure and processes. Private key(s) for the custodial wallet account(s) are held by the custodian. The Transfer Agent is notified of the completion of the custodian account creation process, and then mints the layer one token via smart contract directly to the layer one wallet address provided by the custodian. The layer one wallet address location of these tokenized shares is recorded by the Transfer Agent as the control location.

Whether in book entry form or tokenized form, Templum will verify the availability of the shares to trade with the respective custodian. Templum will maintain the listings and order book. Upon successful match of an order and confirmation with the buyer, seller and their respective custodians, the book entry form of shares or Security Tokens, as applicable, will be transferred from the seller’s custodian wallet to a custodian wallet belonging to the buyer.

Any transfer must comply with the provisions of the Limited Partnership Agreement of the Operating Partnership, including a preliminary trade validity check to ensure that the proposed purchase does not violate concentration of ownership and “domestically controlled” rules for a REIT. Templum will process funds transfer and effect the transfer of the shares between the buyer and seller custodian accounts. The transaction settlement records are transmitted to the Transfer Agent to record the final ownership and control location information of the custodian accounts holding the shares, whether in book entry form or represented by Security Tokens.

The transfer of a Security Token may only be conducted through the investor’s creation of a brokerage account with Templum and associated custodian for benefit of accounts with the custodian.

With regard to any share transfer request, the Transfer Agent will maintain a record of any active (i.e. unreleased) stop order, notice of adverse claim or any other restriction on transfer, and a copy of any transfer journal or registrar journal prepared by the Company for one year after the termination of the Company’s relationship with the Transfer Agent.

A holder wishing to withdraw their shares, whether in book entry or token form, from the respective qualified custodian account and cease trading activity may submit a withdrawal request to Templum, the custodian, and the Transfer Agent. For common stock held in book entry form, DriveWealth will transmit the file record of share information to the Transfer Agent showing the shares are no longer held by the custodian. The Transfer Agent will disassociate the control location for those shares on the shareholder registry. For common stock represented by Security Tokens, the custodian will send the Security Tokens from the institutional custody wallet to the smart contract address to disassociate and burn the Security Tokens. The Transfer Agent will update the shareholder registry to disassociate the custodial layer one wallet address as the control location for those Security Tokens. Thereafter, the holder’s shares will be reflected as book entry shares on the Transfer Agent’s Master Holder File.

A share transfer request is considered non-routine if it:

1.	involves shares as to which a holder has received notice of a stop order, adverse claim or other restriction on transfer;

2.	requires any opinions of counsel before the transfer may be effected;

3.	requires review of supporting documentation other than assignments, endorsements or powers of attorney, certified corporate resolutions, signatures or other common or ordinary guarantees, or appropriate evidence of tax payments or tax waivers;

NRI Real Estate Investment and Technology, Inc.

October 18, 2022

4.	involves a transfer in connection with a reorganization, tender offer, exchange, redemption, or liquidation of a holder partnership entity; and

5.	involves any other share transfer request that the Transfer Agent deems non-Routine, which may include for example, proposed share transfers to minors other than by law.

A holder’s request for the Transfer Agent to transfer a holder’s shares must be in writing or submitted via the Company’s online investor portal form, and include, at a minimum, the following information:

1.	the holder’s name and residence;

2.	if the holder or the proposed transferee of the holder’s shares is a corporation, partnership, or other legal entity, the names of the persons authorized to transact business on behalf of the entity, with a copy of the entity’s authorization document;

3.	the digital signature of the holder, or the holder’s authorized representative, on the share transfer request, which signature shall be accompanied by a physical signature guarantee unless, after consideration, the Company and the Operating Partnership determine otherwise;

4.	the number of shares to be transferred;

5.	the name, age, address and Social Security Number or FEIN of the transferee(s);

6.	any information or documents required to be obtained from the holder or his representatives by the Operating Partnership pursuant to the Limited Partnership Agreement; and

7.	any other information or documents deemed by the Transfer Agent or the Company to be desirable or necessary to process the share transfer request.

If the request is non-routine, the Transfer Agent will review all share transfer requests received by the Transfer Agent from the holder. The Company must promptly notify the Transfer Agent of any non-routine share transfer request and seek advice from the Transfer Agent’s legal counsel regarding the processing of the non-routine share transfer request.

All share transfer requests by the holders and related documents will be maintained in the appropriate files of the Transfer Agent.

1.	Share transfer requests, and all related incoming and outgoing correspondence, assignments of shares, the effective date of the transfer and the effective date of the transfer for purposes of Company’s distributions to its holders, authorizations, and any confirmations of completed transfers of shares to the transferor holder and/or the transferee holder, etc., must be filed in the appropriate Company holder files. These holder files will be conclusively deemed to also be files of the Transfer Agent to the extent necessary for the performance of the Transfer Agent functions and as required by SEC rules.

2.	All transfers of shares will be posted to the Transfer Agent’s Master Holder File for the applicable holder after the assignment of the shares is signed and approved by the holder and on the day the Transfer Agent completes its functions with respect to that transfer of shares.

If, in the future, the Company elects to permit withdrawal of Security Tokens from a custodial layer one account by a holder to their own, self-custody layer one wallet address, the holder would maintain control of the private keys of their own layer one wallet. The Transfer Agent would associate the holder’s individual layer one wallet address with their account in the shareholder registry as the control location of the Security Tokens. At no time does the continuation of the existence of any layer one token constitute a layer one network being utilized as a control location of the actual dematerialized form of security. The Transfer Agent’s ledger record of share ownership remains the master record of ownership.

NRI Real Estate Investment and Technology, Inc.

October 18, 2022

3.	Please expand on what happens in the event that common stock is lost or stolen (i.e., “hacked”). Your response should address the following:

●	Explain the process for replacing lost or stolen shares including the Company’s role and responsibilities therein.

●	Clarify the role of the transfer agent, custodian and ATS in replacing lost or stolen shares.

●	In your risk factor disclosure on page 19 you indicate that rightful ownership of the security underlying the Security Token is independently recorded by the Transfer Agent. However, on page 58 you indicate that the layer one digital Security Token is progammatically tied to the second layer platform operated by the Transfer Agent. Please clarify whether that programmatic link means that any transfer made on the layer one blockchain will automatically update the record of ownership maintained by the Transfer Agent.

●	It appears from your disclosure that you are able to embed code logic that acts as a beacon for a specific token. Please confirm whether this means you are able to identify specific tokens, including ones that may have been acquired through unauthorized means (e.g., “hacks”). If that understanding is correct, please explain the circumstances that would result in the Transfer Agent being unable to revoke and replace lost or stolen tokens. See your risk factor disclosure on page 19.

For shares of common stock held in book entry form, the Transfer Agent is exempt from Rule 17f-1(I) and (d) of the Exchange Act because it processes only uncertificated securities, i.e., shares. Also, because shares are uncertificated and, therefore, cannot be missing, lost, counterfeited or stolen, the remaining subsections of Rule 17f-1 of the Exchange Act do not apply to the Transfer Agent functions.

For shares of common stock represented by Security Tokens, the requirements for reporting missing, lost, or stolen Security Tokens may still be governed by Rule 17f-1 of the Exchange Act even though the Transfer Agent still relies upon the Master Holder File book entry. Upon discovery of a loss or theft of a Security Token, affected reporting institutions may still be required to notify the respective parties pursuant to the regulation. Upon notification, the Transfer Agent will disassociate the wallet addresses from the official shareholder ledger and preserve the book entry status of the account. The Transfer Agent will deactivate any tokens within the wallets. Upon notification from the custodian of a replacement layer one wallet address, after verification, the Transfer Agent will associate the address with the respective shareholder account in the registry, and re-mint the active layer one tokens pursuant to standard issuance process.

Security Tokens from invalidated wallet addresses cannot re-enter the system. There are no circumstances in which the Transfer Agent cannot revoke or replace lost or stolen Security Tokens to the rightful, validated holder’s qualified custodial wallet.

The link of the layer one Security Token to the Transfer Agent’s records through the layer one smart contract system can only be made after the recordation of ownership and associated wallet has been made. Official transfers of Security Tokens can only be made between validated wallet addresses associated with official shareholder of record accounts.

Ownership Structure, page 3

4.	Refer to your response to comment 3. You do not appear to have provided a legal analysis as to why the general partnership interest is not a security; we therefore reissue the comment. Please tell us how you considered the application of Securities and Exchange Commission v. W. J. Howey Co., 328 U.S. 293 (1946) and related precedent in making your determination. We continue to note that the Sponsor General Partner will have the primary authority to manage and conduct the business of NRI Real Token LP, the Operating Partnership. Given the extent of the managerial powers held by the Sponsor General Partner, please provide us with your legal analysis explaining how you concluded that your general partnership interest in the Operating Partnership should not be characterized as a security, such that you would qualify as a REIT under Section 856(c)(4) of the Code, or revise your disclosures regarding expected tax status accordingly.

In response to the Staff’s comment regarding a legal analysis as to whether the Company’s general partnership interest is a “security” under the test outlined in Securities and Exchange Commission v. W. J. Howey Co., 328 U.S. 293 (1946) (“Howey” and the test discussed therein the “Howey test”), and in order to further support our previously stated position that the Company’s general partnership interest in the Operating Partnership is not a security, the Sponsor General Partner and the Company have amended and restated the Limited Partnership Agreement of the Operating Partnership (the “A&R LPA”) so that the Company (now merely defined as the “General Partner”) is the sole general partner of the Operating Partnership with the exclusive rights to manage and control the business of the Operating Partnership. However, please see the discussion below regarding the application of the Howey test to such general partnership interest.

NRI Real Estate Investment and Technology, Inc.

October 18, 2022

In Howey, the U.S. Supreme Court articulated the test for when an investment contract is a security by saying “[t]he test is whether the scheme [investment] involves an investment of money in a common enterprise with the profits to come solely from the efforts of others.” Howey, at 301. In light of this test, the SEC and U.S. courts have taken the position that general partner interests are not investment contracts and, as such, are not securities (and, though not the subject of this response, would also not be “investment securities” under the Investment Company Act of 1940, as amended).1

As discussed above, the Limited Partnership Agreement of the Operating Partnership has been amended and restated, the result of which is that the Company is the sole general partner of the Operating Partnership. Specifically, pursuant to Section 6.1(a) of the A&R LPA, the Company has “full, complete, and exclusive discretion to manage and control the business of the [Operating Partnership]…and shall make all decisions affecting the business and assets of the [Operating Partnership].” Further, pursuant to the A&R LPA, NRI Real Token Thesis LLC’s interest and participation in the Operating Partnership has been transitioned from being the “Sponsor General Partner” to simply being a limited partner, referred to therein as the “Special OP Unitholder,” that holds the Special OP Units (as defined in the A&R LPA) in addition to OP Units that were originally issued to it upon the contribution of its interest in the Property to the Operating Partnership. NRI Real Token Thesis LLC now has no authority or power to manage and conduct the business of the Operating Partnership (and expressly does not have “primary authority” to do so) – such power under the A&R LPA is vested exclusively in the Company. As a result, the Company’s investment in the Operating Partnership, and any profits to be derived thereby, do not “come solely from the efforts of others,” but rather are and will be derived by the Company’s actions and decisions as the sole general partner of the Operating Partnership.

In light of the foregoing, the Company does not believe that the Company’s general partnership interest in the Operating Partnership should be characterized as a security under the Howey test.

Notwithstanding the foregoing and consistent with our prior responses to this comment, the Company respectfully resubmits the following regarding REIT qualification:

Although Section 856(c)(4) of the Code contains various asset tests that REITs are required to meet on a quarterly basis and makes numerous references to “securities,” Section 856 of the Code does not define the term “securities.”

Section 856(c)(5)(F) of the Code provides that all terms not otherwise defined in Section 856 have the same meaning as when used in the Investment Company Act of 1940, as amended; however, Treasury Regulations Section 1.856-3(e) provides that “[t]he term ’securities’ does not include ‘interests in real property’ or ‘real estate assets’ as those terms are defined in section 856” and Treasury Regulations Section 1.856-3.

Furthermore, Treasury Regulations Section 1.856-3(g) provides that:

“[i]n the case of a [REIT] which is a partner in a partnership … the [REIT] will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. For purposes of section 856, the interest of a partner in a partnership’s assets shall be determined in accordance with [the partner’s] capital interest in the partnership. The character of the various assets in the hands of the partnership and items of gross income of the partnership shall retain the same character in the hands of the partners for all purposes of section 856. Thus, for example, if the [REIT] owns a 30-percent capital interest in a partnership which owns a piece of real property the [REIT] will be treated as owning 30 percent of such property and as being entitled to 30 percent of the rent derived from the property by the partnership.”

Accordingly, whether or not the Company’s general partnership interest in the Operating Partnership is a security is not relevant for purposes of applying the asset tests contained in Section 856(c)(4) of the Code, and instead one must “look through” the Company’s interest in the Operating Partnership to the Operating Partnership’s assets (and apply the same look through rule to any direct or indirect partnership interests held by the Operating Partnership). See, e.g., Rev. Rul. 69-40, 1969-1 C.B. 188, P.L.R. 201118015 (May 6, 2011) and P.L.R. 200234054 (Aug. 23, 2002).

In applying this look through rule to the Company’s interest in the Operating Partnership, because all of the Operating Partnership’s direct and indirect assets are real estate assets, interests in real property, cash or cash equivalents and the securities of a taxable REIT subsidiary of the Company, the Company satisfies the requirements of Section 856(c)(4) of the Code necessary to qualify as a REIT.

1	See, e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981); Keith v. Black Diamond Advisors, Inc., 48 F. Supp. 2d 326 (S.D.N.Y. 1999); Great Lakes Chemical Corp. v. Monsanto, 96 F. Supp. 2d 376 (D. Del. 2000); Robinson v. Glynn, 349 F.3D 166 (4th Cir. 2003); Nelson v. Stahl, 173 F. Supp. 2d 153 (S.D.N.Y. 2001); Shoreline Fund L.P. and Condor Fund International, Inc., SEC No-Action Letter (Nov. 14, 1994); Colony Realty Partners 1986, L.P., SEC No-Action Letter (Apr. 27, 1988); Oppenheimer Capital L.P., SEC No-Action Letter (July 29, 1987); Albert M. Zlotnick, SEC No-Action Letter (June 9, 1986); and FCA Realty Fund, SEC No-Action Letter (Nov. 13, 1984).

NRI Real Estate Investment and Technology, Inc.

October 18, 2022

Risk Factors

There are risks to Security Token holders if a prior transfer was not properly recorded, page 19

5.	On page 19, you disclose that if the Transfer Agent is unable to deactivate the layer one token and the corresponding book entry form of common stock to ensure that the lost or canceled Security Tokens do not remain active, the holder of the reissued Security Tokens may encounter issues trading until the book entry position has been verified and the outstanding Security Tokens have been deactivated. Please revise your Description of the Security Tokens section to describe how an investor notifies the Transfer Agent of a lost private key, custodial error or transfer error and the Transfer Agent’s process for verifying the book entry position and deactivating the Security Tokens, as necessary.

In response to the Staff’s comment with respect to a lost private key, custodial error or transfer error, the Company respectfully directs the Staff to the Company’s response to comment 3 above. The Company has revised its disclosure contained on page 60 of the Amended Registration Statement.

Description of the Security Tokens, page 58

6.	Refer to your response to comment 8. Please describe the Company’s, the Transfer Agent’s, the applicable custodians’, and Templum’s policies for complying with securities regulations concerning the issuance and secondary trading of the Security Tokens.

In response to the Staff’s comment with respect to the policies for complying with securities regulations concerning the issuance and secondary trading of the Security Tokens, the Company respectfully directs the Staff to the Company’s response to comment 2 above.

Procedures for Obtaining Security Tokens, Secondary Transfers of Security Tokens and Transfer Agent Procedures, page 60

7.	Refer to your response to comment 10. Please disclose here your onboarding diligence, including the third parties that conduct the outsourced AML and KYC processes and procedures employed by these third parties. In addition, please discuss here the limitation of liability or indemnification agreements you have with these third parties.

AML and KYC checks for purchasers of the OP Units were conducted by North Capital Private Securities Corporation (“NCPS”), an SEC registered broker-dealer and ATS. AML and KYC checks for individuals who will trade the Security Tokens are to be conducted by Templum, which is also an SEC registered broker-dealer and ATS. Both NCPS and Templum are required to comply with the anti-money laundering provisions of the U.S. Patriot Act as well as SEC regulations and FINRA rules regarding customer onboarding. The Company does not have copies of NCPS and Templum’s written supervisory procedures. As SEC registrants, they would be obligated to provide these to the SEC if the SEC were to request them from NCPS and Templum, respectively.

Pursuant to the Company’s agreement with Templum, the Company will indemnify Templum from and against any claims related to (i) a third party’s use of and/or access to the Templum ATS, (ii) Templum’s content (i.e., data, text, logos, trademarks) to the extent published or used pursuant to the agreement, (iii) Templum’s use of the Company’s logos, website, trade names or trademarks to the extent authorized, or (iv) any violations of securities regulations by the Company or its affiliates. Templum will not be liable to the Company for any failure of performance, delays, interruptions, or defects in any of the services. Notwithstanding the preceding sentence, the Company shall not be obligated to indemnify Templum for any losses, claims, damages or liabilities arising from Templum’s own gross negligence or willful misconduct. The agreement with Templum provides that any liability towards the Company will be limited to the amount of any fee paid by the Company to Templum during the twelve months prior to the date of the event giving rise to the claim.

Process for private secondary sales, page 60

8.	Refer to your response to comment 13. Please disclose how you will prevent Security Tokens from being traded in private secondary sales outside the ATS. To the extent that such transfers occur, describe the procedures to effect those sales, including how the Transfer Agent records the material features of the Transfer Agent’s whitelisting procedures and AML/KYC procedures and the role of the custodians in transfers of Security Tokens effectuated other than on an ATS.

Pursuant to the procedures established by Templum and the Company, Security Tokens can only be traded on Templum. There is no way to effect private secondary sales of a Security Token outside of Templum.

NRI Real Estate Investment and Technology, Inc.

October 18, 2022

The rules set by Templum and the Company for trading Security Tokens on the Templum ATS will not permit holders to trade Security Tokens that are not held in custodian wallets. This is then supported by the Transfer Agent recording the custodian location layer one wallet address holding the Security Token in the Master Holder File, which is mirrored by the Transfer Agent’s internal ledger system.

All layer one wallet addresses containing a layer one Security Token must be registered with the Transfer Agent and associated with the respective book entry shareholder record of account. The layer one wallet public address is maintained by the custodian and provided to the Transfer Agent upon custodian account creation as the destination address for minting the layer one directly to that address when a holder requests to trade on the ATS. The Transfer Agent accepts the KYC/AML records from the custodian and/or ATS generated during their respective account creation for new holders.

Discrepancies Between the Blockchain and the Transfer Agent’s Book-Entry, page 61

9.	Refer to your response to comment 14. Please describe here the step-by-step process to remedy discrepancies in the event a transfer has not been entered in the Transfer Agent’s records. Also describe the process to remedy discrepancies between the Transfer Agent’s distributed ledger and the Transfer Agent’s book-entry record and clarify which record controls.

Any discrepancies in the event a transfer has not been recorded in the Transfer Agent’s records must be reported to the Transfer Agent and Company upon discovery. Rule 17Ad-10 of the Exchange Act generally requires the Transfer Agent to promptly and accurately post to the Master Holder File all debits and credits containing minimum and appropriate uncertificated detail representing every share transferred, purchased, redeemed or issued by a holder within five business days after the issuance, purchase, transfer or redemption of a share by a holder. Rule 17Ad-11(c)(3) requires the Transfer Agent to immediately report to the SEC when it has any debits or credits for shares transferred, purchased, redeemed or issued by a holder that are unposted to the Master Holder File for more than five business days after the entries should have been posted. The Transfer Agent’s report to the SEC must include the steps that have been and are being taken by the Transfer Agent or the Company to correct the situation.

As a result, it is not possible for there to be any discrepancies between the Transfer Agent’s book entry record data and the Transfer Agent’s distributed ledger.

The Transfer Agent utilizes a combination of traditional database and private-permissioned distributed ledger technologies for discreet shareholder account and record metadata. Along with the application layer to provide functionality and access to the traditional and hashed ledger data, the combination of the two database technologies constitutes the Transfer Agent’s book entry record. The Transfer Agent records traditional data and document records within the traditional database system as a combination of structured data in database tables, as well as binary files of unstructured data documents (ie. PDF, et al). All structured and unstructured data is hashed and written to the Transfer Agent’s internal private-permissioned blockchain ledger to provide an immutable entry of file or record creation or modification external to the traditional database technology. All actions performed in the system are logged at the user level, and the log entries are additionally hashed and written to the internal distributed ledger. Any document or record imported into the system can be verified against any other external document by comparing the hash values to determine the proof of the document as being an identical copy of the original provided to the Transfer Agent.

For each holder record, the Transfer Agent records the custodial control location layer one wallet address holding the respective Security Token in the Holder Master File, which is mirrored by the internal ledger system.

Transfer Restrictions, page 61

10.	Refer to your response to comment 15. Please describe here the procedures to remove restrictions on the transfer of Security Tokens and clarify whether this process is initiated by the Security Token holder, you or the Transfer Agent.

To the extent a holder’s common stock bears a restrictive legend and their shares are represented by Security Tokens, the Transfer Agent will notify the holder’s custodian of any such restrictions upon a requested transfer. To remove such a restriction, the custodian and/or the holder must notify the Company of its request to have the restriction removed. To the extent the holder has met the conditions under applicable securities laws to have the restriction removed, the Company and its counsel will facilitate the removal of the restriction with the Transfer Agent, which may include obtaining a representation letter from the holder with respect to, among other things, its affiliate status and holding period of the Security Tokens as well as potentially issuing an opinion to the Transfer Agent that such removal is in compliance with applicable securities laws.

NRI Real Estate Investment and Technology, Inc.

October 18, 2022

Audited Financial Statements for the Years Ended December 31, 2021 and 2020

1. Summary of Significant Accounting Policies

Organization, page F-6

11.	We have considered your response to our prior comment 16. Please address the following with respect to your response:

●	Please provide us with a discussion of all the material rights held by 54M 1350 S Dixie Hwy LLC prior to the acquisition. Please clarify whether you believe NPI South Dixie LLC controlled 1350 S Dixie Holdings LLC prior to the transaction, or whether control was jointly held.

●	In your response you describe 54M 1350 S Dixie Hwy LLC as having substantial protective rights. Given those substantive rights, please tell us whether 1350 S Dixie Holdings LLC was a variable interest entity. Reference is made to ASC Topic 810-10-15-14.

●	We note your conclusion that Messrs. Nolan, Reynolds and O’Neill were considered a common control group prior to the transaction. Please clarify whether a written agreement to vote a majority of 1350 S Dixie Holdings LLC’s shares in concert existed between these three parties prior to the transaction.

NPI South Dixie LLC (“NPI”) is the Managing Member and 54M 1350 S Dixie Hwy LLC (“54M”) is the Investor Member of 1350 S Dixie Holdings LLC (“Holdings”). Pursuant to section 6.1 of the LLC agreement of Holdings, NPI as the Managing Member has the authority, responsibility, and obligation to perform the development and construction of projects and administer the day-to-day operations (substantive rights) of Holdings. As such, the Investor Member, notwithstanding its percentage ownership, did not have a controlling interest prior to the transaction. Rather, the Managing Member controlled Holdings prior to the transaction.

The rights of the Investor Member include customary “protective rights” including approval of the annual budget, approval for overruns, approving a transaction to sell the Property, approving a transaction to merge, consolidate, liquidate, dissolve, etc., approving agreements for loans, and modifying agreements. The rights of the Managing Member are the traditional substantial rights such as the having the authority, responsibility, and obligation to carry out the day-to-day operations of the company.

There is no written agreement with respect to voting of the membership interests in concert.

12.	We have reviewed your response to comment 17, and note your analysis and conclusion that the Operating Partnership is a VIE. Additionally, in your response you state that the Sponsor General Partner “has the full, complete and exclusive discretion to manage and control the business of the Operating Partnership for the purposes stated in the Operating Partnership Agreement, and shall make all decisions affecting the business and assets of the Operating Partnership, subject to the restrictions specifically contained in the Operating Partnership Agreement.” Additionally, in response to our prior comment 16 you state “Post-transaction, the Sponsor General Partner controls the Operating Partnership.” Based on your responses, it appears you have concluded the Sponsor General Partner, and not the Company, is the primary beneficiary of the Operating Partnership in accordance with ASC Topic 810. Given that conclusion, it is unclear why the Operating Partnership has been consolidated by the Company. Please explain to us why you believe the Operating Partnership should be consolidated by the Company, despite your conclusion that the Sponsor General Partner is the primary beneficiary, or revise your financial statements accordingly.

Please note that since receipt of your letter and as set forth in the Amended Registration Statement, the Company has restructured its organization. As a result, the Company is now the sole general partner of NRI Real Token LP. NRI Real Token Thesis LLC is no longer the “Sponsor General Partner” but is now a limited partner and the holder of Special OP Units as set forth in the A&R LPA and explained in the Amended Registration Statement. As such, NRI Real Token Thesis LLC no longer has control and all of the rights of the General Partner are those of the Company. While we believe that our prior position with respect to VIE status is correct, we believe that this restructuring removes any arguments to the contrary.

Prior to the reorganization which occurred as of September 30, 2022, the entities of the Company (formerly, the “REIT General Partner”), NRI Real Token Thesis LLC, and NRI Real Token Advisors LLC (Advisor) are all related party entities and share the characteristics of a primary beneficiary. Since the related party entities share the characteristics of a primary beneficiary, the “most closely associated test” is applied under the guidance of ASC Topic 810. A definition of the test and an analysis is defined below. Please refer to the revised ownership structure chart on page 3 of the Amended Registration Statement in your review.

NRI Real Estate Investment and Technology, Inc.

October 18, 2022

“As a related party control group has been determined, the “most closely associated” test would apply. Under the most closely associated test under ASC 810-10-25-44 “the party within the related party group that is most closely associated with the VIE is the primary beneficiary. determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:

a.	The existence of a principal-agency relationship between parties within the related party group

b.	The relationship and significance of the activities of the VIE to the various parties within the related party group

c.	A party’s exposure to the variability associated with the anticipated economic performance of the VIE

d.	The design of the VIE”

Analysis of the “Most Closely Associated” Test

a.	The existence of a principal-agency relationship between parties within the related party group

The company concludes that the Company is the principal in the related party group as they have appointed NRI Real Token Advisors LLC as the advisor. NRI Real Token Advisors LLC is acting as the Agent.

b.	The relationship and significance of the activities of the VIE to the various parties within the related party group

The Company was created and designed for the sole purpose to own and operate the Operating Partnership. The Company was also created to raise capital on the public markets. Presenting consolidated financial statements would be most useful to an investor.

The intent of the design of the entities consolidated into the Operating Partnership was structured for the purpose of creating a UPREIT structure. The intent of the UPREIT structure is to provide transparency to investors through showing the underling operations of the Operating Partnership.

c.	A party’s exposure to the variability associated with the anticipated economic performance of the VIE

NRI Real Token Thesis LLC is exposed to the variability associated with the economic performance of the Operating Partnership. However, the OP Units owned by NRI Real Token Thesis LLC are convertible into shares of the Company.

Even though NRI Real Token Thesis LLC is exposed to the economic performance of the VIE, the units have the ability to convert into shares of the Company, which further supports the intended structure of incorporating a UPREIT structure over the Operating Partnership for consolidation.

d.	The design of the VIE

The design of the VIE was structured as an UPREIT vehicle. The intent of the vehicle is to show all operations of the underlying asset(s) and related debt in consolidated financial statements to be most useful to third party investors.

Based on the foregoing analysis, the Company should consolidate the VIE of NRI Real Token LP as it will be most useful to third party investors. Please see Exhibit A attached hereto for additional information with respect to the decisions tree matrix and the “Most Closely Associated Test.”

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Paul Berkowitz, Esq. at (305) 579-0658.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Paul Berkowitz
Paul Berkowitz, Esq.

cc:	Brent Reynolds, Chief Executive Officer

1 Overview

The following chart illustrates how to generally apply consolidation accounting guidance.

Start
Is the entity being evaluated for consolidation a legal entity?
No
Yes
Does a scope exception to consolidation guidance (ASC 810) apply?
Employee benefit plans
Governmental organizations
Certain investment companies
Money market funds
Yes
Do not consolidate. Apply other US GAAP[1]
No
Does a scope exception to the Variable Interest Model apply?
Not-for-profit organizations
Separate accounts of life insurance companies
Lack of information
Certain businesses
Private company accounting alternative
Yes
Apply other US GAAP, which may include the Voting Model[2]
Consider whether fees paid to a decision maker or service provider represent a variable interest
No
Does the reporting entity have a variable interest in a legal entity?
No
Do not consolidate. Apply other US GAAP[1]
Yes
Consider whether silos exist or whether the interests or other contractual arrangements of the entity (excluding interests in silos) qualify as variable interests in the entity as a whole[1]
Is the legal entity a variable interest entity?[3]
Does the entity lack sufficient equity to finance its activities?
Do the equity holders, as a group, lack the characteristics of a controlling financial interest?
Is the legal entity structured with non-substantive voting rights (i.e., anti-abuse clause)?
Yes
No
Variable Interest Model
Voting Model
Is any party the primary beneficiary (i.e., does any party individually have both power and benefits)?[4]
Yes
Consolidate entity
No
Is there a single decision maker or is power shared?[6]
Shared
Single[7]
Does the related party group collectively have characteristics of a primary beneficiary?
Yes
No
Apply "most closely associated" test
No party consolidates[1]
Does decision maker have benefits (considering both direct and indirect interests)?
Yes
No
Does the decision maker's related party group collectively have the characteristics of the primary beneficiary?
No
Yes
Are the decision maker and its related party or parties under common control?
Yes
No
Do "substantially all" of the VIE's activities involve or are they conducted on behalf of a single variable interest holder that is related party of the decision maker?*
No
Yes
Single VI holder (not the decision maker) consolidates
* This provision does not apply to certain entities that invest in qualified affordable housing projects through limited partnerships
Does the reporting entity, directly or indirectly, have greater than 50% of the outstanding voting shares (consider other contractual rights)?
No
Yes
Do not consolidate[5]
Do the noncontrolling shareholders or partners hold substantive participating rights, or do certain other conditions exist (e.g., legal subsidiary is in bankruptcy)?[8]
No
Yes
Consolidate entity
Do not consolidate[1]

[1] Consolidation is not required; however, evaluation of other US GAAP may be relevant to determine recognition, measurement or disclosure.

[2] The Variable Interest Model does not apply. However, the General Subsections (i.e., the Voting Model) or the Consolidation of Entities Controlled by Contract Subsections or Subtopic 810-30 on research and development arrangements may be relevant.

[3] ASC 810-10-15-14 says a legal entity is a VIE if any of the following conditions exist:

a. The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

b. As a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

i. The power, through voting or similar rights, to direct the activities of a legal entity that most significantly impact the entity's economic performance.

For all legal entities other than limited partnerships and similar legal entities, investors lack that power through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation).

For all limited partnerships and similar legal entities, partners lack that power through voting rights or similar rights if both (1) a single limited partner, a simple majority, or a lower threshold of partners' voting interests with equity at risk are unable to exercise substantive kick-out rights (including liquidation rights) over the general partner(s) and (2) limited partners with equity at risk are not able to exercise substantive participating rights over the general partner(s).

ii. The obligation to absorb expected losses

iii. The right to receive expected residual returns

c. The equity investors' voting rights are not proportional to the economics and substantially all of the activities of the entity either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

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9 Determining the primary beneficiary in a related party group

9.1 Introduction (updated August 2022)

Excerpt from Accounting Standards Codification

Consolidation — Overall

Recognition — Variable Interest Entities

810-10-25-42

Single Decision Maker — The assessment in this paragraph shall be applied only by a single reporting entity that meets the characteristic in paragraph 810-10-25-38A(a). For purposes of determining whether that single reporting entity, which is a single decision maker, is the primary beneficiary of a VIE, the single decision maker shall include all of its direct variable interests in the entity and, on a proportionate basis, its indirect variable interests in the entity held through related parties (the term related parties in this paragraph refers to all parties as defined in paragraph 810-10-25-43). For example, if the single decision maker owns a 20 percent interest in a related party and that related party owns a 40 percent interest in the entity being evaluated, the single decision maker's indirect interest in the VIE held through the related party would be equivalent to an 8 percent direct interest in the VIE for purposes of evaluating the characteristic in paragraph 810-10-25-38A(b) (assuming it has no other relationships with the entity). Similarly, if an employee (or de facto agent) of the single decision maker owns an interest in the entity being evaluated and that employee's (or de facto agent's) interest has been financed by the single decision maker, the single decision maker would include that financing as its indirect interest in the evaluation. For example, if a single decision maker's employees have a 30 percent interest in the VIE and one third of that interest was financed by the single decision maker, then the single decision maker's indirect interest in the VIE through the financing would be equivalent to a 10 percent direct interest in the VIE.

810-10-25-44

The guidance in this paragraph shall be applicable for situations in which the conditions in paragraph 810-10-25-44A have been met or when power is shared for a VIE. In situations in which a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraph 810-10-25-38A but, as a group, the reporting entity and its related parties (including the de facto agents described in paragraph 810-10-25-43) have those characteristics, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:

d. The design of the VIE

810-10-25-44A

In situations in which a single decision maker concludes, after performing the assessment in paragraph 810-10-25-42, that it does not have the characteristics in paragraph 810-10-25-38A, the single decision maker shall apply the guidance in paragraph 810-10-25-44 only when the single decision maker and one or more of its related parties are under common control and, as a group, the single decision maker and those related parties have the characteristics in paragraph 810-10-25-38A.

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9 Determining the primary beneficiary in a related party group

810-10-25-44B

This paragraph applies to a related party group that has the characteristics in paragraph 810-10-25-38A only when both of the following criteria are met. This paragraph is not applicable for legal entities that meet the conditions in paragraphs 323-740-15-3 and 323-740-25-1.

a. The conditions in paragraph 810-10-25-44A are not met by a single decision maker and its related parties.

b. Substantially all of the activities of the VIE either involve or are conducted on behalf of a single variable interest holder (excluding the single decision maker) in the single decision maker's related party group.

The single variable interest holder for which substantially all of the activities either involve or are conducted on its behalf would be the primary beneficiary. The evaluation in (b) above should be based on a qualitative assessment of all relevant facts and circumstances. In some cases, when performing that qualitative assessment, quantitative information may be considered. This assessment is consistent with the assessments in paragraphs 810-10-15-14(c)(2) and 810-10-15-17(d)(2).

The following flowchart explains how to identify the primary beneficiary, if any, in a related party group, once it is determined that the entity is a VIE. See section 1.1.2 for the complete flowchart illustrating how to assess control.

Variable Interest Model
Is any party the primary beneficiary (i.e., does any party individually have both power and benefits)?
Yes
Consolidate entity
No
Is there a single decision maker or is power shared?
Yes
Shared
Single[1]
Does the related party group collectively have characteristics of a primary beneficiary?
Does decision maker have benefits (considering both direct and indirect interests)?
Yes
No
No
Apply "most closely associated" test
No party consolidates
No
Does the decision maker's related party group collectively have the characteristics of the primary beneficiary?
Yes
Yes
Are the decision maker and its related party or parties under common control?
No
No
Do "substantially all" of the VIE's activities involve or are they conducted on behalf of a single variable interest holder that is related party of the decision maker?
Yes
Single VI holder (not the decision maker) consolidates

[1] When multiple parties direct different activities that most significantly impact the VIE's economic performance, one of the parties will be identified as a single decision maker, as discussed in section 8.2.3.6.

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9 Determining the primary beneficiary in a related party group

A reporting entity first determines whether it individually has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance (power) and the obligation to absorb losses or the right to receive benefits of the VIE that potentially could be significant to the VIE (benefits).

A related party or de facto agent of the reporting entity could individually have power and benefits and be the primary beneficiary of a VIE. For purposes of the Variable Interest Model, the term "related parties" includes parties identified in ASC 850 and certain other parties that act as de facto agents of the variable interest holder as described in section 10. However, if a reporting entity concludes that no party individually meets the criteria to be the primary beneficiary, but that, as a group, the reporting entity and its related parties have those characteristics, the reporting entity considers the Variable Interest Model's related party provisions to determine whether one party in the group would be the primary beneficiary.

Under these provisions the reporting entity will have to analyze its related party group and determine whether there is a single decision maker (see section 9.2) or whether power is shared (see section 9.3). In other words, a reporting entity will need to conclude whether a single variable interest holder has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance or whether power is shared among the related parties. This conclusion is important because the primary beneficiary guidance is different in those two circumstances.

9.2 Single decision maker (updated August 2022)

We believe that a reporting entity would be considered a single decision maker if, individually, it has the ability through voting rights or similar rights to make the decisions about the activities that most significantly impact the entity's economic performance. If a decision maker or service provider concludes that it does not have a variable interest in the entity, we believe that the decision maker or service provider is not required to evaluate the provisions of the Variable Interest Model further. This includes determining whether the decision maker or service provider is the primary beneficiary of the entity and whether the decision maker or service provider is subject to the disclosure provisions of the Variable Interest Model (see section 5.4.13 for guidance on determining whether a decision maker has a variable interest).

Under the Variable Interest Model if a single decision maker has a variable interest in a related party that has a variable interest in the VIE, that interest is an indirect interest. Indirect interests are included after considering direct benefits solely.

A single decision maker considers the benefits absorbed by an indirect interest in a VIE on a proportionate basis, regardless of whether the decision maker and the related party that holds the interest in the VIE are under common control. Section 2.3 provides guidance on identifying common control.

If a decision maker finances a portion of an employee's or a de facto agent's interest in a VIE, it will need to include its proportionate economic interest in the VIE. For example, if an employee of the decision maker holds a 20% equity investment in a VIE and the decision maker financed half of that investment, the decision maker's indirect interest in the VIE will be 10%.

In addition, a decision maker should consider guarantees and other variable interests, including implicit variable interests that create an indirect exposure to the VIE. For example, if a single decision maker guarantees employee loans that are repaid with returns from equity investments in the VIE, this may be considered an indirect variable interest. See Illustration 9-3 for an example.

Step 1

First, the single decision maker evaluates whether it individually has power and benefits. If it does, it consolidates the VIE. If it does not, the single decision maker analysis continues to Step 2.

Step 2

The single decision maker evaluates whether it has benefits, including its direct and indirect interests. This step excludes interests held in the VIE by a related party in which the single decision maker does not hold a direct interest. Indirect interests are considered on a proportionate basis regardless of whether

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9 Determining the primary beneficiary in a related party group the decision maker and the related party that holds the variable interest are under common control. If the single decision maker has benefits, it will consolidate the VIE. If it does not, the single decision maker analysis continues to Step 3.

Step 3

The single decision maker evaluates whether its related parties, as a group, collectively have power and benefits. This evaluation considers **the entire** related parties' interests in the VIE even if the single decision maker does not hold a direct interest in the related parties that have an interest in the VIE. If the related parties, as a group, do not have power and benefits, the evaluation stops and no entity in the related party group will consolidate the VIE. If the related parties, as a group, have power and benefits, the single decision maker analysis continues to Step 4.

Step 4

If a single decision maker and its related parties are under common control, the party that is "most closely associated" with the VIE consolidates it as the primary beneficiary. Determining which party in a related party group is most closely associated with a VIE generally is a qualitative assessment and should be based on the facts and circumstances, and use of professional judgment is required (see section 9.5). If the single decision maker and its related parties are not under common control, the single decision maker analysis continues to Step 5.

Step 5

The single decision maker will not consolidate the VIE. However, the reporting entity will determine whether "substantially all" the activities of the VIE are conducted on behalf of one of its related parties, based on a qualitative assessment of the facts and circumstances, consistent with the evaluation in the "anti-abuse" test (see section 7.4.2) and the business scope exception (see section 4.4.4.2).

If the reporting entity determines that "substantially all" the activities of the VIE are not conducted on behalf of one of its related parties, no party in the group would consolidate the VIE. If "substantially all" the activities of the VIE are conducted on behalf of one of its related parties, the related party on whose behalf substantially all of the activities of the VIE are conducted would consolidate the VIE. However, the primary beneficiary provisions of the Variable Interest Model specifically exempt limited partners in low-income-housing tax credit partnerships from having to assess whether they benefit from "substantially all" of the VIE's activities, as discussed in section F.3.

Illustration 9-1: Primary beneficiary determination — single decision maker in a related party group with power and benefits

Entity A forms a limited partnership with a related party, Entity B. Entity A holds a 5% general partnership equity interest and makes all significant decisions for the partnership through its general partner interest. For providing services, Entity A also receives a fee that is commensurate with the services provided and includes only customary terms and conditions; the fee is significant in size. Entity B holds a 20% limited partnership equity interest and the remaining interests are dispersed among other investors. Entity A also has a 10% equity interest in Entity B. Assume the limited partnership is a VIE.

Entity A (GP)
10% interest
Entity B (LP)
Unrelated parties
5% interest (power)
20% interest
75% interest
Management fee
VIE

Analysis

The fee is not a variable interest because it is commensurate with the services provided, includes only customary terms and conditions and the other interests would not be significant after considering both direct and indirect interests (7% = 5% + 2%).

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9 Determining the primary beneficiary in a related party group

Entity A would have power through its equity interest. However, it likely would conclude that its total equity interest of 7% (5% direct + 2% indirect (10% x 20%)) is not significant. Entity A's related party group's total equity interest of 25% (5% held by Entity A and 20% held by Entity B) would be considered significant. Because the entities are not under common control, Entity B would determine whether substantially all of the VIE's significant activities are conducted on its behalf and if so, Entity B would consolidate the VIE. Entity A would not be the primary beneficiary and would not consolidate the VIE.

Illustration 9-2: Primary beneficiary determination — single decision maker under common control with indirect benefits through a related party

Assume the same facts as in Illustration 9-1, except Entity A and Entity B are under common control.

Parent
100% interest
90% interest
Entity A (GP)
10% interest
Entity B (LP)
Unrelated parties
5% interest (power)
20% interest
75% interest
Management fee
VIE

Analysis before the adoption of ASU 2018-17

The fee is a variable interest. We believe that the decision maker's total other interests for determining whether its fee is a variable interest would be 25% (i.e., 5% + 20%). The decision maker determines that the entire interest held by Entity B is included since Entity A has a direct interest in Entity B and Entity A and Entity B are under common control. See section 5.4.13.2.1 for more guidance.

Entity A would have power through its equity interest. However, it likely would conclude that its total equity interest of 7% (5% direct + 2% indirect (10% x 20%)) is not significant. Entity A's related party group's total equity interest of 25% (5% held by Entity A and 20% held by Entity B) would be considered significant. As a result, the related party group under common control would have power and benefits, and Entity A or Entity B, whichever is most closely associated with the VIE, would be the primary beneficiary of the VIE and would consolidate it. Determining which party in a related party group is most closely associated with the VIE is a qualitative assessment and should be based on all relevant facts and circumstances (see section 9.5).

Analysis after the adoption of ASU 2018-17

The fee is not a variable interest. The decision maker's total other interests for determining whether its fee is a variable interest would be (7% = 5% direct + 2% indirect (10% x 20%)), which it likely would conclude would not be significant. See section 5.4.13.2.1 for more guidance.

Entity A would have power through its equity interest. However, it likely would conclude that its total equity interest of 7% (5% direct + 2% indirect (10% x 20%)) is not significant. Entity A's related party group's total equity interest of 25% (5% held by Entity A and 20% held by Entity B) would be considered significant. As a result, the related party group under common control would have power and benefits, and Entity A or Entity B, whichever is most closely associated with the VIE, would be the primary beneficiary of the VIE and would consolidate it. Determining which party in a related party group is most closely associated with the VIE is a qualitative assessment and should be based on all relevant facts and circumstances (see section 9.5).

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9 Determining the primary beneficiary in a related party group

Illustration 9-3: Primary beneficiary determination — single decision maker with an indirect interest through a guarantee on employee loans

Entity A forms a limited partnership. Assume the same facts as in Illustration 9-1, except that the employees of Entity A hold 20% of the limited partnership equity interests, and other investors hold the remaining interests. Employees may borrow their required capital commitment for their equity interests from a third-party bank. Entity A provides, separate from its fee arrangement, a guarantee to the third-party bank on any borrowed funds on behalf of its employees.

Third party bank
Guarantee
Entity A (GP)
Employee loans
5% interest (power)
Employees
20% interest
VIE

Analysis

Entity A would have power through its equity interest.

The fee is not a variable interest because it is commensurate with the services provided, includes only customary terms and conditions, and does not expose Entity A to risk of loss. The fee arrangement is with the limited partners of the VIE, whereas the guarantee that exposes Entity A to risk of loss is a separate arrangement entered into with a third-party bank.

We generally believe that the guarantee to the third-party bank creates an indirect variable interest (or an implicit variable interest) because it absorbs the variability of the employees' equity interests in the VIE. In substance, the guarantee of a loan on behalf of employees is the same as if Entity A had financed the loans directly.

Therefore, Entity A likely would conclude that its variable interests (5% direct + 20% indirect interest through the guarantee) are significant. Since it has power and benefits through direct and indirect interests, Entity A would be the primary beneficiary and would consolidate the VIE.

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9 Determining the primary beneficiary in a related party group

Illustration 9-4: Primary beneficiary determination — single decision maker under common control with no indirect benefits through a related party and power held through general partner interest

Assume the same facts as in Illustration 9-1, except Entity A does not have a direct interest in Entity B, but Entity A and Entity B are under common control.

Parent
100% interest
100% interest
Entity A (GP)
Entity B (LP)
Unrelated parties
5% interest (power)
20% interest
75% interest
Management fee
VIE

Analysis

The fee is not a variable interest. We believe that the decision maker's total other interests for determining whether its fee is a variable interest would be 5%. The interest held by Entity B is not included since Entity A does not have a direct interest in Entity B. See section 5.4.13.2.1 for more guidance.

While Entity A would have power through its equity interest, Entity A likely would conclude that its 5% equity interest does not absorb losses or receive benefits of the VIE that could potentially be significant to the VIE. Entity A would exclude its fee from the benefit analysis, because it is customary and commensurate. Entity A would have unilateral power to direct the activities that most significantly impact the entity's economic performance because it makes all significant decisions for the VIE. The related party group's total equity interest of 25% (5% held by Entity A and 20% held by Entity B) would be considered significant. As a result, the related party group would have power and benefits and Entity A or Entity B, whichever is most closely associated with the VIE, would be the primary beneficiary of the VIE and would consolidate it. Determining which party in a related party group is most closely associated with the VIE is a qualitative assessment and should be based on all relevant facts and circumstances (see section 9.5).

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9 Determining the primary beneficiary in a related party group

Illustration 9-5: Primary beneficiary determination — single decision maker under common control with no indirect benefits through a related party and no power held through a variable interest

Assume the same facts as in Illustration 9-4, except Entity A makes decisions through its management contract (and not through its general partnership interest).

Parent
100% interest
100% interest
Entity A (GP)
Entity B (LP)
Unrelated parties
5% interest
20% interest
75% interest
Management fee (decision-maker)
VIE

Analysis

The fee is not a variable interest as discussed in Illustration 9-4 and would be excluded from its benefit analysis, because it is customary and commensurate. Entity A would not have power to direct the activities that most significantly impact the entity's economic performance because it makes all its decisions for the VIE through an arrangement that is not a variable interest. As a result, Entity A would not consolidate the VIE.

However, Parent has a controlling financial interest in Entity A and Entity B, and as a result, it has the power to direct the decisions made by its common controlled subsidiaries. Although Parent does not have a direct interest in the VIE, we believe it would have power and benefits when considering the purpose and design of the VIE as well as the substantive terms of the arrangement. In this example, we believe Parent should consolidate the VIE.

9.3 Shared power among multiple related parties (updated June 2021)

In certain instances, power can be shared by a group of entities that are related parties. We believe this will happen when the consent of each of the related parties is required to make the decisions about the significant activities. If the related party group has shared power and benefits the parties are required to identify one entity as the primary beneficiary of the VIE. The member of the group that is "most closely associated" with the VIE (see section 9.5) should consolidate it as the primary beneficiary.

When assessing whether power is shared among related parties, factors to consider include:

- Whether the party or parties have the ability to *make decisions* about the activities that significantly impact the VIE's economic performance, rather than which party is responsible for the *execution* or day-to-day management of those decisions
- The mechanisms for remediating disputes or ties, as discussed in Question 8.4
- The substance of the arrangements, which includes understanding the purpose and the design of the VIE and the arrangements

The SEC staff has been skeptical of assertions that power is shared and focuses on whether the parties have demonstrated that power over the VIE's significant activities is shared.[63]

---

[63] Comments by Christopher F. Rogers, SEC Professional Accounting Fellow, and Wesley R. Bricker, SEC Professional Accounting Fellow, at the 2014 and 2010 AICPA National Conference on Current SEC and PCAOB Developments, respectively, and by Paul A. Beswick, Deputy Chief Accountant, at the 29th Annual SEC and Financial Reporting Institute Conference.

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9 Determining the primary beneficiary in a related party group

Illustration 9-6: Shared power among multiple related parties

Three related parties, Entity A, Entity B and Entity C form an entity, Ice Cream Co., to manufacture, distribute and sell ice cream. Each entity obtained 33.33% of the equity of Ice Cream Co. (which is considered equity investment at risk) through equal contributions of cash upon formation of the entity. All profits and losses of Ice Cream Co. are allocated to the equity investors in proportion to their equity ownership. The entities hold no other variable interests in Ice Cream Co. besides their equity interests. There are no other variable interest holders in Ice Cream Co. Ice Cream Co. is determined to be a VIE.

Each entity can appoint one member to the board of directors. All decisions related to Ice Cream Co.'s significant activities are taken to the board of directors and require the unanimous consent of all three directors.

Entity A
Entity B
Entity C
33% interest
33% interest
33% interest
Ice Cream Co. (VIE)

Analysis

In this example, power is shared because the decisions about the activities that most significant impact the entity's economic performance are made by the Board and require unanimous consent of all the related parties. In addition, the related party group has benefits through its at-risk equity investments in the VIE. Entity A, Entity B and Entity C, as a group, have power to direct the activities that most significantly impact the VIE's economic performance and benefits. Therefore, one of the three entities, whichever is most closely associated with the VIE (see section 9.5), would be the primary beneficiary of the VIE and would consolidate it.

Illustration 9-7 addresses when power is not shared because one party has the power to unilaterally direct an activity that significantly affects the VIE's economics.

Illustration 9-7: Power is not shared but is held by related parties

Four related parties, Entity A, Entity B, Entity C and Entity D, formed an entity, Ice Cream Co., to manufacture, distribute and sell ice cream. Each entity paid cash for 25% of the equity of Ice Cream Co. (considered equity investment at risk) upon its formation. All profits and losses of Ice Cream Co. are allocated to the equity investors in proportion to their equity ownership. The entities hold no other variable interests in Ice Cream Co. Ice Cream Co. is a VIE due to insufficient equity at risk.

The decisions about manufacturing, distributing and selling ice cream significantly impact the VIE's economic performance. All decisions related to distributing and selling ice cream require the unanimous consent of Entity A, Entity B and Entity C, and that consent is determined to be substantive. However, Entity D can unilaterally make decisions about manufacturing ice cream. Assume that although the parties are related, the decision-making ability held by each party is deemed to be substantive (see section 3).

Entity A
Entity B
Entity C
Entity D
25% interest
25% interest
25% interest
25% interest
Ice Cream Co.

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9 Determining the primary beneficiary in a related party group

Analysis

In this example, power is **not** shared because Entity D has both power (the ability to make decisions about manufacturing ice cream) and benefits, regardless of whether the decisions made collectively by Entity A, Entity B and Entity C (decisions about distributing and selling ice cream) more significantly impact the economic performance of the VIE. This is because once the significant activities are identified, that population of activities is used to identify whether any party has both power and benefits. Since power is not shared, the related party tie-breaker test (described in section 9.5) does not apply. Instead, Entity D would be identified as the primary beneficiary of Ice Cream Co., because it has the power to direct a significant activity (manufacturing ice cream) unilaterally, and it has benefits through its 25% interest. See section 8.2.3.6 for additional guidance when multiple parties direct different activities.

9.4 Multiple decision makers within the related party group (updated June 2021)

A reporting entity evaluating consolidation of a VIE may conclude that there is not a single decision maker and power is not shared. Instead, there could be multiple parties, including parties in its related party group, that collectively have power over the activities that most significantly impact the VIE's economic performance. In this case, although a related party group that is not under common control may collectively have both power and benefits, the related party tie-breaker test (the most closely associated test) described in section 9.5 only is performed when there is shared power or a single decision maker, based on the guidance in ASC 810-10-25-44 through 44B.

However, before reaching this conclusion, we believe that in those situations a reporting entity needs to first carefully evaluate the substance of the voting rights or similar rights as well as the purpose and design of the VIE to determine if any of the entities in its related party group should consolidate the VIE.

Illustration 9-8: Multiple decision makers in a related party group not under common control

Three related parties, Entity A, Entity B and Entity C form an entity, Airplane Co., to manufacture and sell airplanes. Each related party obtained 25%, 30% and 45%, respectively, of the equity of Airplane Co. (which is considered equity investment at risk) through equal contributions of cash upon formation of the entity. All profits and losses of Airplane Co. are allocated to the equity investors in proportion to their equity ownership. The entities hold no other variable interests in Airplane Co. besides their equity interests. There are no other variable interest holders in Airplane Co. Airplane Co. is determined to be a VIE. All decisions related to Airplane Co.'s significant activities require simple majority vote of the equity holders' voting interests.

Entity A
Entity B
Entity C
25% interest
30% interest
45% interest
Airplane Co. (VIE)

Analysis

In this example, there is no single decision maker because none of the entities has the power to make the decisions about the activities that most significantly impact Airplane Co.'s economic performance (i.e., the voting rights held by each party represent less than simple majority). Power is not shared because consent of all the parties is not required to make the significant decisions. Therefore, we believe that in this situation no party has power and benefits (considering direct and indirect interests) and as a result no party consolidates Airplane Co.

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Illustration 9-9: Multiple decision makers in a common control group

Assume the same facts as in Illustration 9-8, except that Entity A and Entity B are wholly owned subsidiaries of Parent Co.

Parent Co.
100% interest
100% interest
Entity A
Entity B
Entity C
25% interest
30% interest
45% interest
Airplane Co. (VIE)

Analysis

As in Illustration 9-8, none of the entities has the power to make decisions about the activities that most significantly impact Airplane Co.'s economic performance. Power is not shared because consent of all the parties is not required to make the significant decisions. However, Parent Co. has a controlling financial interest in Entity A and Entity B. As a result, Parent Co. has the power to direct the decisions made by its common controlled subsidiaries. Although Parent Co. does not have a direct interest in the VIE, we believe it would have power and benefits when considering the purpose and design of the VIE as well as the substantive terms of the arrangement. In this example, we believe Parent Co. should consolidate Airplane Co.

9.5 Determining which party is most closely associated with a VIE (updated June 2021)

Excerpt from Accounting Standards Codification

Consolidation — Overall

Recognition — Variable Interest Entities

810-10-25-44

The guidance in this paragraph shall be applicable for situations in which the conditions in paragraph 810-10-25-44A have been met or when power is shared for a VIE. In situations in which a reporting entity concludes that neither it nor one of its related parties has the characteristics in paragraph 810-10-25-38A but, as a group, the reporting entity and its related parties (including the de facto agents described in paragraph 810-10-25-43) have those characteristics, then the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances, including all of the following:

d. The design of the VIE

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9 Determining the primary beneficiary in a related party group

As shown in the flowchart in section 9.1, determining which party in a related party group is most closely associated with a VIE is only[64] required when:

- A single decision maker and a related party under common control collectively have the characteristics of a controlling financial interest (i.e., power and benefits) (see section 9.2).
- Power is shared among a related party group (see section 9.3).

However, the related party tie-breaker test is *not* applied if any party in a related party group individually has power and benefits, even if other related parties also have variable interests in the VIE.[65] The party that individually has power and benefits is the primary beneficiary, as discussed in section 8.1. A reporting entity also would not apply the related party tie-breaker test if it does *not* have a variable interest in a VIE (see Question 5.4).

The member of the group that is "most closely associated" with the VIE is the primary beneficiary. The Variable Interest Model provides four factors to consider in determining which party is most closely associated with a VIE:

- The existence of a principal-agency relationship between parties within the related party group (see section 9.5.1)
- The relationship and significance of the activities of the VIE to the various parties within the related party group (see section 9.5.2)
- A party's exposure to the variability associated with the anticipated economic performance of the VIE (see section 9.5.3)
- The design of the VIE (see section 9.5.4)

Determining which party in a related party group is most closely associated with a VIE is generally a qualitative assessment and should be based on all relevant facts and circumstances, considered in the context of the purpose and design of the VIE. While ASC 810-10-25-44 provides certain factors to consider in making this determination, these factors are not all-inclusive, and the use of professional judgment is required. We do not believe any one factor is determinative. The SEC staff has indicated that it shares this view.[66]

9.5.1 Principal-agency relationship

Generally, a principal-agency relationship exists if one member of a related party group (the agent) is acting on behalf of another member (the principal).

In some cases, it may be apparent that one member is a principal and another is an agent (e.g., when one member of the related party group is the employer of another or one member is the parent company of another). However, in other cases, the determination of whether one member is acting on behalf of another member may not be clear and should be based on an analysis of the specific facts and circumstances of the arrangement.

---

[64] This was a significant change in ASU 2015-02 from the model in FAS 167.

[65] See ASC 810-10-25-44 and -44A and comments by Christopher F. Rogers, SEC Professional Accounting Fellow, at the 2014 AICPA National Conference on Current SEC and PCAOB Developments.

[66] Comments by Jane D. Poulin, Associate Chief Accountant, at the 2004 AICPA National Conference on SEC Developments. We believe that references to FIN 46(R) in the speech also would apply to the current Variable Interest Model.

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9 Determining the primary beneficiary in a related party group

We believe the following would be characteristics of a principal in a principal-agency relationship with other members of a group:

- The member can easily be identified by outside parties as the prime representative or leader of the related party group (i.e., as the one in charge).
- The member either directly or indirectly influenced other members to obtain a variable interest in the entity.

An agent, by contrast, generally would not possess these characteristics. Other characteristics also may exist and should be considered, if present.

While a principal-agency relationship is presumed to exist if a de facto agent is identified by applying the concepts in ASC 810-10-25-43 (see section 10), we do not believe any one factor is determinative. The determination should be based on all relevant facts and circumstances.

9.5.2 Relationship and significance of a VIE's activities to members of a related party group

The following factors should be considered when assessing the relationship and significance of a VIE's activities to members of a related party group:

- Did any member significantly influence the design or redesign of the entity or the determination of its primary operations, products or services?
- Are the operations of any member substantially similar in nature to the activities of the VIE?
- Does the variable interest in the VIE represent a substantial portion of the total assets of any member?
- Are the products or services produced by the VIE significant inputs to any member's operations?
- Has any member outsourced certain of its activities to the VIE?
- Are the majority of any member's products or services sold to the VIE?
- Are the products or services of any member significant inputs to the VIE's operations?
- Are employees of any member actively involved in managing the operations of the VIE?
- Do employees of the VIE receive compensation tied to the stock or operating results of any member?
- Is any member obligated to fund operating losses of the VIE if they occur?
- If the entity conducts research and development activities, does any member have the right to purchase any products or intangible assets resulting from the entity's activities?
- Has a significant portion of the VIE's assets been leased to or from any member?
- Does any member have a call option to purchase the interests of the other members?
- Do the other members have an option to put their interests to any member?

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9 Determining the primary beneficiary in a related party group

Illustration 9-10: Relationship and significance of a VIE's activities to members of a related party group

An automobile manufacturer, Autoco, establishes a VIE, Safetyco, to research and develop enhanced safety technologies for automobiles. Autoco contributes technology with a fair value of $2 million to Safetyco in exchange for a 50% common equity interest. An auto parts supplier, Partco, invests $2 million in exchange for the remaining common equity interest. Autoco holds 25% of the common stock of Partco and accounts for this investment using the equity method, as specified by ASC 323. Safetyco obtains a $10 million loan from Autoco Credit. Autoco consolidates Autoco Credit because it holds 90% of Autoco Credit's common stock. Autoco, Autoco Credit and Partco are related parties under ASC 850.

Autoco has an option to acquire a five-year exclusive license for any enhanced safety technologies developed by Safetyco for use in the automobiles it manufactures. After five years, Partco also may license the technologies and sell products incorporating the technologies to other auto manufacturers.

Autoco Credit
90% interest
Autoco
25% interest
Partco
Loan
Option
50% interest
50% interest
Safetyco (VIE)

The decisions about the activities that most significantly impact the VIE's economic performance require unanimous consent from the three related parties.

Analysis

In this example, power is shared among the related party group because the decisions about the activities that most significantly impact the VIE's economic performance require unanimous consent from the parties. Because the related party group collectively has power and benefits the entity that is most closely associated with the VIE would be deemed its primary beneficiary.

We believe the relationship and significance of the VIE's activities are more closely associated with Autoco. We considered the following facts in making this determination:

- Safetyco was formed to research and develop enhanced safety technologies for automobiles. Autoco is a manufacturer of automobiles.
- Autoco contributed the primary technology that Safetyco will try to further develop.
- Autoco has an option to acquire an exclusive license to any new technologies developed by Safetyco for an extended period of time.

The other factors in ASC 810-10-25-44 also should be considered in determining which party is the VIE's primary beneficiary.

9.5.3 Exposure to variability associated with the anticipated economic performance of the VIE

In evaluating which party in a related party group is most closely associated with a VIE, a reporting entity should evaluate each party's exposure to variability (both positive and negative) associated with the anticipated economic performance of the VIE. The party that absorbs a significantly greater portion of a VIE's expected losses or receives a significantly greater portion of a VIE's expected returns (compared with other parties in the related party group) may indicate that party is most closely associated with the VIE. While a detailed calculation of expected losses is not required, ASC 810-10-25-44 does require a consideration of a party's exposure to variability associated with the anticipated economic performance of a VIE and, therefore, may require some quantitative analysis in its application.

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9.5.4 Purpose and design

A member of a related party group should carefully consider the purpose and design of a VIE. For example, did any member significantly influence the design or redesign of the entity or the determination of its primary operations, products or services?

A member of a related party group should analyze the entity's activities, including which parties participated significantly in the design or redesign of the entity, the terms of the contracts the entity entered into, the nature of interests issued and how the entity's interests were marketed to potential investors. The entity's governing documents, formation documents, marketing materials and all other contractual arrangements should be closely reviewed and combined with the analysis of the activities of the entity to determine which party is most closely associated with a VIE.

9.6 One member of a related party group not clearly identified

In certain situations, the factors provided in ASC 810-10-25-44 may identify multiple members of the related party group as a VIE's primary beneficiary. In such cases, we believe that careful consideration of the individual facts and circumstances is necessary to determine which reporting entity is most closely associated to the VIE.

Illustration 9-11: One member of a related party group not clearly identified as primary beneficiary

Two parties (Party A and Party B) form a joint venture that is a VIE to manufacture, distribute and sell widgets. Both parties have 50% of the voting rights and represent 50% of the board of directors. Party A and Party B are related parties, and each requires the consent of the other party to make any decisions related to manufacturing, distributing and selling the widgets. Both parties, through their voting interests and board representation, jointly decide all other matters related to the VIE. Party A's core business is to manufacture, distribute and sell widgets, while Party B's core business is to manufacture, distribute and sell other products.

Analysis

Party A and Party B, together, share the power to direct the activities of the VIE that most significantly impact the entity's economic performance. However, since Party A and Party B are related parties, they are required to identify one party as the primary beneficiary.

Both Party A and Party B were involved in the design of the VIE and are equally exposed to the expected losses and returns of the VIE. Also, since Party A and Party B are not related parties by virtue of a de facto agency relationship, a principal-agency relationship does not appear to exist between Party A and Party B. However, since Party A is in the business to manufacture, distribute and sell widgets while Party B's core business is to manufacture, distribute and sell other products, the activities of the VIE are most closely related to Party A. Therefore, we believe Party A should consolidate the VIE because the activities of the VIE are most closely associated with Party A.

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10.1 Introduction (added June 2021)

In the Variable Interest Model and this FRD, the term "related parties" includes parties identified in ASC 850 and certain other parties that are acting as de facto agents of the variable interest holder unless otherwise specified.[67] The Variable Interest Model requires a reporting entity to consider the involvement of related parties and de facto agents in multiple aspects of the consolidation analysis, as shown in the following table:

	Consideration	Guidance
Scope	▸ Using the not-for-profit organization scope exception	▸ Section 4.4.1.2
	▸ Using the business scope exception	▸ Section 4.4.4
Identifying variable interests	▸ Identifying implicit variable interests	▸ Section 5.4.12
	▸ Determining whether fees paid to decision makers or service providers are variable interests due to the significance of other interests held	▸ Section 5.4.13
Determining whether an entity is a VIE	▸ Determining whether the equity at risk is sufficient if equity interests were financed for the reporting entity by other parties	▸ Section 7.2.2.4
	▸ Determining whether an entity's equity holders, as a group, lack the power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity's economic performance	▸ Section 7.3.1.3
	▸ Determining whether an entity was established with non-substantive voting rights	▸ Section 7.4.3
Determining the primary beneficiary	▸ Determining the primary beneficiary if the related party group collectively has the characteristics of a controlling financial interest, when no party individually has both power and benefits	▸ Section 9

Section 10.2 and section 10.3 provide guidance on identifying related parties and de facto agents, respectively, when applying the Variable Interest Model.

[67] For example, when determining whether an entity is a VIE, the anti-abuse clause excludes certain de facto agents from the analysis, as discussed in section 7.4.3.

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10 Related parties and de facto agents

10.2 Related parties

Excerpt from Accounting Standards Codification

Related Party Disclosures — Overall

Glossary

850-10-20

Related parties include:

a. Affiliates of the entity

b. Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825-10-15, to be accounted for by the equity method by the investing entity

c. Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management

d. Principal owners of the entity and members of their immediate families

e. Management of the entity and members of their immediate families

f. Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests

g. Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests

For purposes of the Variable Interest Model, the term "related parties" includes parties identified in ASC 850. The Codification excerpt above defines "related parties" under US GAAP. A reporting entity should consider these related party relationships when evaluating the Variable Interest Model's related party provisions (see section 9).

10.3 De facto agents (updated June 2021)

Excerpt from Accounting Standards Codification

Consolidation — Overall

Recognition — Variable Interest Entities

810-10-25-43

For purposes of applying the guidance in the Variable Interest Entities Subsections, unless otherwise specified, the term *related parties* includes those parties identified in Topic 850 and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder. All of the following are considered to be de facto agents of a reporting entity:

a. A party that cannot finance its operations without **subordinated financial support** from the reporting entity, for example, another VIE of which the reporting entity is the primary beneficiary

b. A party that received its interests as a contribution or a loan from the reporting entity

c. An officer, employee, or member of the governing board of the reporting entity

d. A party that has an agreement that it cannot sell, transfer, or encumber its interests in the VIE without the prior approval of the reporting entity. The right of prior approval creates a de facto agency relationship only if that right could constrain the other party's ability to manage the economic risks or realize the economic rewards from its interests in a VIE through the sale,

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10 Related parties and de facto agents

transfer, or encumbrance of those interests. However, a de facto agency relationship does not exist if both the reporting entity and the party have right of prior approval and the rights are based on mutually agreed terms by willing, independent parties.

1. Subparagraph superseded by Accounting Standards Update No. 2009-17

2. Subparagraph superseded by Accounting Standards Update No. 2009-17

e. A party that has a close business relationship like the relationship between a professional service provider and one of its significant clients.

The Variable Interest Model also incorporates the concept of de facto agents into its consideration of related party relationships. De facto agents are considered along with related parties when evaluating the related party provisions unless otherwise specified. Given the broad definition of a de facto agent in the Variable Interest Model, reporting entities commonly determine that a de facto agency relationship exists. Some of the de facto agency relationships in ASC 810-10-25-43 are relatively straightforward. For example, parties are de facto agents of a reporting entity if they are financially dependent on the reporting entity (paragraph a), receive their investment or the funds to make their investment from the reporting entity (paragraph b) or are an officer, employee or member of the governing board of the reporting entity (paragraph c). In other cases, the evaluation of whether a de facto agency relationship exists requires more judgment. These relationships are described further below.

We believe that the provisions of ASC 810-10-25-43 generally were intended to apply to equity interests. However, we believe these provisions also may apply to other variable interests, depending on the facts and circumstances.

10.3.1 A party that received its interests as a contribution or a loan from the reporting entity (added June 2021)

Under the Variable Interest Model, a party that receives its interests as a contribution or a loan from the reporting entity is considered a de facto agent of the reporting entity. Like the other criteria for being a de facto agent, this criterion was established to prevent a reporting entity from structuring a transaction to avoid consolidation by having another party hold the variable interest in the VIE that the reporting entity is exposed to indirectly.

Often, it is clear whether this criterion is met. However, in some cases, judgment may be required to determine whether an arrangement creates an in-substance loan or contribution. For example, this might be the case when the reporting entity agrees to buy the other party's interest in the VIE in the future, or the other party can put its interest in the VIE to the reporting entity.

The following factors may be relevant in determining whether an in-substance loan exists and creates a de facto agency relationship[68]:

- Whether the other party's equity interest was directly financed by the reporting entity (i.e., whether the arrangement was structured as a loan from a legal perspective)
- Whether the other party had an equity interest in the VIE before the reporting entity
- Whether the other party needed the arrangement to continue participating in the VIE (e.g., to satisfy its obligations under a capital call)
- The purpose of the arrangement

[68] These factors are consistent with the considerations evaluated by the staff in a fact pattern that was discussed by Damon Romano, SEC Professional Accounting Fellow, at the 2020 AICPA Conference on Current SEC and PCAOB Developments.

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This is not an exhaustive list of factors to consider. A judgment should be made based on all facts and circumstances, including the purpose and the design of the arrangement and the VIE.

10.3.2 A party that has an agreement that it cannot sell, transfer or encumber its interests in the VIE without the prior approval of the reporting entity (updated June 2021)

Under the Variable Interest Model, a party that has an agreement that it cannot sell, transfer or encumber its interests in a VIE without the prior approval of a reporting entity (i.e., a "lock-up") is considered a de facto agent of that reporting entity if that right could constrain the party's ability to manage the economics of its interest in a VIE. We believe the FASB intended this criterion to be all-inclusive, requiring that a party be restricted from selling, transferring *and* encumbering its interests for a de facto agency relationship to exist. If the party has the ability to obtain all or most of the cash inflows from its variable interest (i.e., realize the economic rewards) by selling, transferring or encumbering it, a de facto agency relationship does not exist. Otherwise, a party could construct a de facto agency relationship to achieve a desired accounting result simply by adding a prohibition that may be unimportant to that party. The legal agreements and, in particular, how those agreements define terms should be read carefully when evaluating whether all three of the restrictions exist. For example, we have observed instances in which it appears that only transfers of the interest are restricted, but the term "transfer" is defined in the legal agreement as any "sale, exchange, assignment, encumbrance, hypothecation, pledge, foreclosure, conveyance in trust, gift or other transfer of any kind," among other actions. A reporting entity may need to consult with legal counsel when evaluating this criterion.

We believe all of the relevant facts and circumstances should be considered in determining whether restrictions on a party's ability to sell, transfer and encumber its variable interest creates a de facto agency relationship. For example, a reporting entity may seek to avoid creating a de facto agency relationship with a party by restricting it only from selling or transferring its variable interest but not from encumbering it, knowing that the party is already restricted from encumbering its interest for a separate regulatory or legal reason. In this instance, we believe a de facto agency relationship exists because the reporting entity restricted the party from selling or transferring its interest and is aware that the party also is restricted from encumbering its interest.

Restrictions on the sale, transfer or encumbrance of a variable interest also should be carefully evaluated to ensure that they are substantive before concluding that a de facto agency relationship exists.

Illustration 10-1: Party can transfer its interest in the VIE without prior approval

Entity A, the reporting entity, is evaluating whether Entity B is considered its de facto agent. Both entities hold equity interests in a VIE. Entity B has the ability to sell or transfer its equity interest in the VIE to a third party without the prior approval of Entity A. However, Entity B is required to receive approval from Entity A before it can encumber its equity interest. Entity A and Entity B do not have any other relationships.

Analysis

If Entity B can obtain all or most of the cash inflows (i.e., realize the economic rewards) by selling or transferring its equity interest in the VIE, Entity B would not be constrained by the sale or transfer restrictions, even though Entity A's approval is required to encumber the equity interest. Therefore, Entity B is not a de facto agent of Entity A under this criterion.

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10 Related parties and de facto agents

10.3.2.1 One-sided versus two-sided restrictions

A de facto agency relationship exists if the substantive sale, transfer and encumbrance restriction is one-sided (i.e., one party must approve the sale, transfer and encumbrance of another party's interest but is not restricted itself, sometimes referred to as a "one-way lock-up"). For example, assume a VIE's variable interest holders consist of Investor A and Investor B. Investor A has an agreement with Investor B that prohibits Investor B from selling, transferring and encumbering its interest in the VIE without Investor A's prior approval. However, Investor A is not restricted by Investor B from selling, transferring and encumbering its interest in the VIE. Since the restriction is one-sided, a de facto agency relationship exists.

A de facto agency relationship does not exist if both parties have an agreement that they cannot sell, transfer and encumber their interests in an entity without the prior approval of the other, and the rights are based on mutually agreed-upon terms entered into by willing, independent parties.

De facto agency relationships continue to arise in practice when substantive transfer restrictions are one-sided. The existence of a de facto agency relationship does not obviate the need for each party to determine whether it is the primary beneficiary of a VIE as described in section 8. If a reporting entity concludes that neither it nor any of its related parties individually meets the criteria to be the primary beneficiary, but that, as a group, the reporting entity and its related parties or de facto agents have those characteristics, a reporting entity considers the Variable Interest Model's related party provisions to determine if one party is the primary beneficiary as described in section 9.

10.3.2.2 Common contractual terms

In evaluating whether a de facto agency relationship exists, questions often arise about the meaning of common contractual terms such as a right of first refusal, a right of first offer, an approval that cannot be unreasonably withheld or restrictions on selling interests to competitors.

10.3.2.2.1 Right of first refusal

A right of first refusal gives the holder of the right the ability to meet an offer before the transferring party can sell its interest to a third party. The right requires the transferring party to notify the holder of the right that it expects to sell its variable interest for a particular price and provides the holder of the right with an option to purchase the transferring party's interest at that price. If the party with the right of first refusal declines to enter into the transaction, the transferring party is free to sell its interest to other interested parties at the same price. Rights of first refusal are common in joint ventures and in the sale and leaseback of real estate. We believe that a right of first refusal generally does not create a de facto agency relationship because the transferring party is permitted to sell or transfer its interest.

10.3.2.2.2 Right of first offer

A right of first offer gives the holder the right to receive notice from the selling party before it sells its interest to a third party. That notice constitutes an offer by the selling party to sell its interest for the price, terms and conditions set forth in the notice. The holder of the right of first offer can decide either to accept or reject the terms of the offer. If the holder does not accept the offer, it generally is deemed to have consented to the proposed sale, and the seller may sell its interest to another party, as long as the price is not less than the price stated in the first offer and the terms are not any more favorable to the purchaser than the terms included in the first offer notice. The right of first offer may constrain the seller's ability to sell its interest to a party of its own choosing. However, we believe that a right of first offer does not create a de facto agency relationship because the seller's ability to sell its interest is not limited.

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10 Related parties and de facto agents

10.3.2.2.3 *Approval cannot be unreasonably withheld*

A party may have an agreement that it cannot sell, transfer or encumber its interests in an entity without the prior approval of a reporting entity and this approval cannot be unreasonably withheld. The issue is whether the clause "approval cannot be unreasonably withheld" affects the analysis of whether a de facto agency relationship exists. The Variable Interest Model does not distinguish an approval that is easier to obtain from one that is more difficult to obtain. Therefore, we believe the clause "approval cannot be unreasonably withheld" should be ignored in the analysis. That is, we believe that a party that has an agreement that it cannot sell, transfer and encumber its interests in a VIE without the prior approval of a reporting entity is considered a de facto agent of that reporting entity if that right could constrain the party's ability to manage the economics of its interest in a VIE — even if the contractual arrangements explicitly state that a reporting entity cannot unreasonably withhold its approval.

10.3.2.2.4 *Restrictions on selling interests to competitors*

A party may have an agreement that it is restricted from selling or transferring its interest in a legal entity to competitors of a party in the arrangement, but it could sell, transfer or encumber its interest to another buyer that is not a competitor (e.g., a private equity fund). As discussed in paragraph BC D43 of FIN 46(R), "if the right of prior approval is designed solely to prevent transfer of the interest to a competitor or to a less creditworthy, or otherwise less qualified, holder, and such parties are not the only potential purchasers of the interest, the right would not create a de facto agency relationship." However, if the only potential buyers in the market for that interest are buyers to which the seller cannot sell its interest, that would indicate that a de facto agency relationship exists.

10.3.3 A party that has a close business relationship

Determining whether a party that has a close business relationship with a reporting entity is acting as a de facto agent of that reporting entity depends on the specific facts and circumstances. We believe this provision was intended to identify relationships between a reporting entity and its investment bankers, attorneys and other professional service providers that help structure a transaction. The FASB's objective was to prevent a reporting entity from avoiding consolidation of a VIE by protecting or indirectly expanding its interests through these professional service providers.[69]

Close business relationships should be evaluated carefully to determine whether a reporting entity is a significant client of a professional service provider such that one of the parties may be prevented from fully pursuing its own separate interest.

10.3.4 Separate accounts of insurance entities as potential related parties

Pursuant to ASC 944-80-25-3, when evaluating whether it is required to consolidate an investment held by a separate account, an insurance entity should not:

- Consider any separate account interests held for the benefit of policyholders to be the insurance entity's interests
- Combine any separate account interests held for the benefit of policyholders with the insurance entity's general account interest in the same investment

[69] See paragraphs C38 of FIN 46 and D41 of FIN 46(R).

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10 Related parties and de facto agents

However, separate account interests held for the benefit of a related party policyholder should be combined with the insurance entity's general account interest when the Variable Interest Model requires the consideration of related parties. For this purpose, a related party policyholder includes any party identified in ASC 810-10-25-43 except:

- An employee of the insurance entity (and its other related parties), unless the employee is used in an effort to circumvent the provisions of the Variable Interest Model
- An employee benefit plan of the insurance entity (and its other related parties), unless the employee benefit plan is used in an effort to circumvent the provisions of the Variable Interest Model

See Question 23.4 for guidance when an insurer concludes that an investment fund should be consolidated and a portion of the fund is owned by the insurer's separate accounts.

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